GREENBERG TRAURIG, LLP
                                MetLife Building
                           200 Park Avenue, 15th Floor
                            New York, New York 10166

Spencer G. Feldman
212-801-9221
E-mail: feldmans@gtlaw.com

                                                                   June 30, 2005

VIA FAX AND EDGAR
-----------------

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Ms. Mary Beth Breslin
            Division of Corporation Finance

          Re: Advanced BioPhotonics Inc.(formerly OmniCorder Technologies, Inc.)
              Registration Statement on Form SB-2 (No. 333-122328)
              ------------------------------------------------------------------

Ladies and Gentlemen:

         On behalf of Advanced BioPhotonics Inc. (formerly OmniCorder Technologies, Inc.), we enclose Advanced BioPhotonics' request for acceleration of the above-referenced Registration Statement to 2:00 p.m., New York City time, on Friday, July 1, 2005, or as soon as possible thereafter, and acknowledgement of the statements contained in the Commission's letter to Advanced Biophotonics dated February 17, 2005.

         Please advise the undersigned of the effectiveness of the Registration Statement.

                                               Very truly yours,


                                               /s/Spencer G. Feldman
                                               ---------------------------------
                                               Spencer G. Feldman

                           ADVANCED BIOPHOTONICS INC.
                           125 Wilbur Place, Suite 120
                             Bohemia, New York 11716


                                                                   June 30, 2005

U.S. Securities and Exchange Commission
Judiciary Plaza 450 Fifth Street, N.W.
Washington, D.C. 20549

          Re: Advanced BioPhotonics Inc. (formerly OmniCorder
              Technologies, Inc.)
              Registration Statement on Form SB-2 (No. 333-122328)
              ----------------------------------------------------

Ladies and Gentlemen:

         In accordance with Rule 461 under the Securities Act of 1933, as amended, Advanced Biophotonics Inc. (formerly OmniCorder Technologies, Inc.) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 2:00 p.m., New York City time, on Friday, July 1, 2005, or as soon as possible thereafter.

         In connection with Advanced Biophotonics' request for acceleration of the effective date of the Registration Statement, Advanced Biophotonics acknowledges:

             1. Should the Commission or the staff, acting pursuant to
                delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

             2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Advanced Biophotonics from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

             3. Advanced Biophotonics may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                      Very truly yours,

                                      ADVANCED BIOPHOTONICS INC.


                                      By:  /s/ Denis A. O'Connor
                                         ---------------------------------------
                                           Denis A. O'Connor
                                           President and Chief Executive Officer